Exhibit 99.1

Press Release

Marex Group plc Announces Full Year 2023 Results and Q1 2024 Update

•	Transformational year thanks to successful organic growth and the benefit of acquisitions
•	First quarter profit at the top end of range for preliminary results shows continued strong performance
•	Positive momentum continued into the second quarter with good performance in April

NEW YORK, May 16, 2024 (GLOBE NEWSWIRE) — Marex Group plc (‘Marex’ or the ‘Group’), a diversified global financial services platform, announces strong results for the twelve months ended December 31, 2023, and a positive update for the first three months ended March 31, 2024.

Ian Lowitt, Group Chief Executive Officer, commented:

“2023 was another exceptional year where we transformed the scale and scope of the firm and maintained our record of delivering sequential growth over each of the last nine years, with an Adjusted Operating Profit compound annual growth of 34%. We continued to deliver on our strategy to expand our capabilities and our geographic reach, providing our growing client base with essential market connectivity, liquidity and hedging solutions.

We also delivered strong performance in the first quarter of 2024, reflecting the strength and scalability of the diversified global platform we have built. We are pleased to report profit at the top end of the range of the preliminary results in our IPO registration statement and significantly higher than the fourth quarter of 2023. We are delighted to have successfully launched our IPO in April and are grateful for the strong investor engagement and support. As we look to the second quarter, we have seen continued positive momentum.

The outlook for Marex remains positive. We have strong momentum in our core businesses bolstered by supportive macro-economic conditions. We continue to consider potential inorganic growth opportunities that will supplement our strong organic growth initiatives, which are proceeding well. We expect to continue to deliver sustainable growth and build an even more diversified and resilient business.”

Financial Highlights:

	12 months ended Dec 31, 2023	12 months ended Dec 31, 2022	% Change[2]	3 months ended Mar 31, 2024 (unaudited)	3 months ended Dec 31, 2023 (unaudited)	% Change[2]

$m

Reported

Revenue	1,245	711	75%	366	326	12%

Profit before tax	197	122	62%	59	29	104%

Profit before tax Margin (%)	16%	17%	(1ppt)	16%	9%	7ppt

Profit after tax	141	98	44%	44	18	141%

Return on Equity (%)	19%	17%	2ppt	23%	9%	14ppt

Adjusted[1]

Operating Profit[1]	230	122	89%	68	53	29%

Operating Profit Margin (%)[1]	18%	17%	1ppt	19%	16%	3ppt
Operating Profit after tax Attributable to Common Equity[1]	163	93	75%	49	39	26%

Return on Operating Profit after tax Attributable to Common Equity (%)[1]	26%	18%	8ppt	29%	23%	6ppt

1.

These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable non-IFRS measure.

2.	% change is calculated on numbers presented to the nearest tenth of a million.

For this quarterly update we are providing a comparison to the fourth quarter 2023, the most recent quarter. There are no comparable numbers from the first quarter in 2023 because as a private company we were not required to do a substantive close. We started this process from June 2023 in preparation for our US listing. Therefore, we will provide comparisons for the first half of 2023 as well as the third and fourth quarter.

Full Year 2023 Highlights:

•

We have delivered on our strategy to grow our capabilities, our geographic reach, and our clients, through organic growth and selective acquisitions, benefiting from the integration of the ED&F Man Capital Markets division and completing the acquisition of Cowen’s prime broking business in December 2023.

•	Our diversified and resilient business delivered increased client activity as we benefited from organic and inorganic growth.
○	Total trades executed were up 122% to 129 million and contracts cleared were up 245% to 856 million in 2023.
○	Average client balances were up 45% to $13.2 billion at December 31, 2023, from $9.1 billion at the end of 2022.
•	Results benefited from a supportive macro-economic environment, characterised by high interest rates.
•	Marex’s environmentals business generated strong revenue growth, up 74% to $47 million in 2023, as we continue to help our clients to navigate the energy transition.
•	We continue to invest in our proprietary technology portal Neon, which delivers a high-quality user experience to clients and now has approximately 16,000 users.
•

Successful issuance of €300 million in unsecured 5-year senior notes, further strengthening our liquidity. Through retained earnings we also strengthened the balance sheet and capital position to support continued growth.

•	Investment grade credit ratings affirmed by S&P Global and Fitch.

Performance was strong across the Group. Revenue rose 75% to $1,245 million and Reported Profit before tax was up 62% to $197 million and Adjusted Operating Profit rose 89% to $230 million. This was driven by performance across our segments as follows:

•

Clearing provides connectivity between clients, exchanges and clearing houses across four principal asset classes: metals, agriculture, energy and financial products. Revenue for the twelve months ended December 31, 2023 was $373.6 million, up 87% from $200 million in 2022. This includes $236.2 million in net commission income, up 63% from the year before.

•

Agency and Execution acts as an agent matching buyers and sellers thereby facilitating access to market liquidity in energy and financial securities. Revenue for the twelve months ended December 31, 2023 was $541.5 million, up 135% from $230.7 million in 2022, reflecting positive conditions in the energy markets and the benefits of acquisitions that increased our capabilities in financial securities.

•

Market Making operates within four principal markets: metals, agriculture, energy and financial securities. Revenue for the twelve months ended December 31, 2023 of $153.9 million, down 11% from $172.6 million in 2022 reflecting a return to more normalised levels of volatility following exceptionally high levels in 2022, and higher costs of liquidity.

•

Hedging and Investment Solutions provides high-quality bespoke hedging and investment solutions to our clients. Revenue for the twelve months ended December 31, 2023 was $128.1 million, up by 28% from $100 million the year earlier.

•

Corporate revenue is primarily net interest income on house cash balances placed at banks and exchanges. Revenue for the twelve months ended December 31, 2023 was $47.5 million, up 509% from $7.8 million in 2022.

First Quarter Year 2024 Highlights:

•	Strong start to the year with increased client activity on our platform and the full benefit of the Cowen acquisition which was completed in December 2023:
○	Contracts cleared were 264 million, up 16% from Q4 2023.
•	All four segments saw a solid first quarter with a particularly strong performance from Hedging and Investment Solutions.
•	Recently acquired Cowen prime brokerage and outsourced trading business performing well, with good progress made onboarding new clients.
•	Prudent approach to capital and liquidity management, with significant headroom maintained above regulatory requirements.
•	Supportive market conditions and strong business performance continue into the second quarter. Well positioned, building on our expanded global footprint and client-centric growth strategy.

First quarter performance continued to improve across the Group as compared to the fourth quarter of 2023. We generated $365.8 million in revenue for the three months ended March 31, 2024, up 12% from the three months ended December 31, 2023, driven by performance across our segments as follows:

First Quarter Year 2024 Highlights (continued):

•

Clearing saw revenue for the three months ended March 31, 2024 of $100.7 million, up 22% from $82.7 million in the fourth quarter of 2023. Revenue in Q1 included $69.5 million in commission income, as well as $30.2 million net interest income reflecting average balances for the period of $13.2 billion, up from $12.7 billion in Q4 2023.

•

Agency and Execution saw revenue for the three months ended March 31, 2024 at $168.1 million, up 6% from $157.9 million in Q4 2023. Revenue in the first quarter consisted of $73.2 million from energy and $94.9 million from financial securities.

•

Market Making benefited from relatively benign conditions in the first quarter, with 94% positive trading days. Revenue for the three months ended March 31, 2024 rose 8% to $41.8 million from $38.8 million in Q4 2023, consisting of
$21.4 million from metals, $5.6 million from agriculture, $7.6 million from energy and $7.2 million from financial securities.

•

Hedging and Investment Solutions delivered strong performance in the first quarter, with good demand from clients in both parts of the business. Revenue for the three months ended March 31, 2024 was $41.3 million, up 24% from $33.2 million in Q4 2023, consisting of $19.5 million from hedging solutions and $21.8 million from financial products.

•	Corporate revenue for the three months ended March 31, 2024 was $13.9 million up 8% from $12.9 million in Q4 2023.

As at March 31, 2024, the Group’s balance sheet was broadly in line with December 31, 2023. Total assets increased 2% to $18.0 billion.

The following table presents summary consolidated financial and other data as of the dates and for the periods indicated:

	12 months ended Dec 31, 2023	12 months ended Dec 31, 2022	% Change	3 months ended Mar 31, 2024 (unaudited)	3 months ended Dec 31, 2023 (unaudited)	% Change
$m

Revenue	1,244.6	711.1	75.0%	365.8	325.5	12.4%

Front Office Costs	(690.4)	(400.0)	72.6%	(210.1)	(186.0)	13.0%

Control & Support Costs	(294.2)	(168.6)	74.5%	(80.6)	(79.3)	1.6%

Provision for Credit Losses	(7.1)	(9.5)	(25.3)%	0.3	(2.4)	(112.5)%

Depreciation & Amortisation	(27.1)	(13.8)	96.4%	(7.8)	(6.1)	27.9%

Other income and share of results of associates	4.2	2.5	68.0%	0.1	0.9	(88.9)%

Adjusted Operating Profit	230.0	121.7	89.0%	67.7	52.6	28.7%

Non-Operating adjustments	(33.5)	(0.1)	n.m.	(8.8)	(23.8)	(63.0)%

Reported Profit before tax	196.5	121.6	61.6%	58.9	28.8	104.5%

Tax	(55.2)	(23.4)	135.9%	(15.3)	(10.7)	43.0%

Reported Profit after tax	141.3	98.2	43.9%	43.6	18.1	140.9%

Front office costs represent staff, systems and infrastructure costs associated with running our revenue generating operations. Control and Support costs primarily reflect staff and property-related costs, along with professional fees and other administrative expenses associated with the support functions.

Conference Call Information:

Marex’s management will host a conference call to discuss its financial results today, May 16, 2024, at 9am Eastern Time. A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here https://edge.media-server.com/mmc/p/t4uh5at8.

About Marex plc:

Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets.

About Marex plc (continued)

The Group provides comprehensive breadth and depth of coverage across four core services: Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions. It has a leading franchise in many major metals, energy and agricultural products, executing around 129 million trades and clearing 856 million contracts in 2023. The Group provides access to the world’s major commodity markets, covering a broad range of clients that include some of the largest commodity producers, consumers and traders, banks, hedge funds and asset managers.

Headquartered in London with more than 35 offices worldwide, the Group has over 2,000 employees across Europe, Asia and the Americas. For more information visit www.marex.com.

Forward looking statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including expected financial results, expected growth and business plans. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine, on market volatility, global macroeconomic conditions and commodity prices; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our final prospectus filed pursuant to 424(b)(4) with the Securities and Exchange Commission (the “SEC”) on April 26, 2024 and our other reports filed with the SEC.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1 – Supplementary Financial Information Statutory Condensed Consolidated Income Statement	12 months	12 months	3 months ended Mar	3 months ended Dec
	ended Dec	ended Dec	31, 2024	31, 2023
	31, 2023	31, 2022	(unaudited)	(unaudited)

	$m	$m	$m	$m

Commission and fee income	1,342.4	651.0	400.6	318.6

Commission and fee expense	(637.5)	(299.2)	(181.7)	(137.2)

Net commission income	704.9	351.8	218.9	181.4

Net trading income	411.4	325.3	106.2	111.5

Interest income	591.8	194.4	163.2	144.5

Interest expense	(470.2)	(165.0)	(127.6)	(114.4)
Net interest income	121.6	29.4	35.6	30.1

Net physical commodities income	6.7	4.6	5.1	2.5
Revenue	1,244.6	711.1	365.8	325.5

Expenses:

Compensation and benefits	(770.3)	(438.6)	(229.9)	(206.9)

Depreciation and amortisation	(27.1)	(13.8)	(7.8)	(6.1)

Impairment of goodwill	(10.7)	(53.9)	—	(10.7)

Other expenses	(237.4)	(147.8)	(69.6)	(71.5)

Provision for credit losses	(7.1)	(9.5)	0.3	(2.4)

Bargain purchase gain on acquisitions	0.3	71.6	—	—

Other income	3.4	2.8	0.1	0.9

Share of results of associates and joint ventures .	0.8	(0.3)	—	—

Profit before tax	196.5	121.6	58.9	28.8

Tax	(55.2)	(23.4)	(15.3)	(10.7)

Profit after tax	141.3	98.2	43.6	18.1

Attributable to:

Ordinary shareholders of the Company	128.0	91.6	40.3	14.8

Other equity holders	13.3	6.6	3.3	3.3

Appendix 1 – Supplementary Financial Information (continued)

Revenue

		Agency		Hedging and

		and	Market	Investments

	Clearing	Execution	Making	Solutions	Corporate	Total

12 months ended December 31, 2023	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	236.2	473.4	(4.7)	—	—	704.9
Net trading income/(expense)	1.2	62.1	182.8	165.7	(0.4)	411.4
Net interest income/(expense)	136.2	6.0	(30.9)	(37.6)	47.9	121.6
Net physical commodities income	—	—	6.7	—	—	6.7

Revenue	373.6	541.5	153.9	128.1	47.5	1,244.6

		Agency		Hedging and

		and	Market	Investments

	Clearing	Execution	Making	Solutions	Corporate	Total

12 months ended December 31, 2022	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	144.7	207.1	—	—	—	351.8
Net trading income/(expense)	—	18.4	179.1	128.2	(0.4)	325.3
Net interest income/(expense)	55.3	5.2	(11.1)	(28.2)	8.2	29.4
Net physical commodities income	—	—	4.6	—	—	4.6

Revenue	200.0	230.7	172.6	100.0	7.8	711.1

		Agency		Hedging and

		and	Market	Investments
3 months ended March 31, 2024 (Unaudited)	Clearing	Execution	Making	Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	69.5	150.5	(1.1)	—	—	218.9
Net trading income	1.0	9.1	44.2	51.9	—	106.2
Net interest income/(expense)	30.2	8.0	(5.9)	(10.6)	13.9	35.6
Net physical commodities income	—	0.5	4.6	—	—	5.1

Revenue	100.7	168.1	41.8	41.3	13.9	365.8

Appendix 1 – Supplementary Financial Information (continued)

Revenue (continued)

		Agency		Hedging and

		and	Market	Investments
3 months ended December 31, 2023 (Unaudited)	Clearing	Execution	Making	Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	52.6	131.2	(2.4)	—	—	181.4
Net trading income	0.4	23.2	45.7	42.3	(0.2)	111.5
Net interest income/(expense)	29.6	3.5	(7.0)	(9.1)	13.1	30.1
Net physical commodities income	—	—	2.5	—	—	2.5

Revenue	82.7	157.9	38.8	33.2	12.9	325.5

Reconciliation of Adjusted Operating Profit and Adjusted Operating Profit After Tax Attributable to Common Equity to Reported Profit before tax per the income statement:

			3 months	3 months
	12 months	12 months	ended Mar	ended Dec
	ended Dec	ended Dec	31, 2024	31, 2023
	31, 2023	31, 2022	(unaudited)	(unaudited)
Profit Before Tax	196.5	121.6	58.9	28.8

Goodwill impairment charges(a)	10.7	53.9	—	10.7

Bargain purchase gains(b)	(0.3)	(71.6)	—	—

Acquisition costs(c)	1.8	11.5	0.2	1.2

Amortisation of acquired brands and customer lists(d)	2.1	1.7	0.8	0.8

Activities relating to shareholders(e)	3.1	0.5	2.4	2.2

Owner fees(f)	6.0	3.4	1.7	1.0

IPO preparation costs(g)	10.1	0.7	3.7	7.9

Adjusted Operating Profit	230.0	121.7	67.7	52.6

Adjusted Operating Tax	(57.3)	(23.9)	(16.3)	(11.4)

Adjusted Operating Profit after tax	172.7	97.8	51.4	41.2

Profit attributable to AT1 note holders(h)	(10.1)	(5.1)	(2.5)	(2.5)

Adjusted Operating Profit after tax Attributable to Common Equity	162.6	92.7	48.9	38.7

Appendix 1 – Supplementary Financial Information (continued)

(a) Goodwill impairment charges in 2023 relates to the impairment recognised for goodwill relating to the Volatility Performance Fund S.A. CGU (‘VPF’) largely due to declining projected revenue. Goodwill impairment changes in 2022 relates to the impairment charge recognised for the OTC Energy CGU largely due to declining budgeted performance and macroeconomic factors, such as high inflation and interest rates.

(b) Bargain purchase gains relate to a gain of $0.3 million (2022: $71.6 million), recognised as a result of the acquisition of ED&F Man Capital Markets’ US and UK businesses in 2022.

(c) Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen’s Prime Services and Outsourced Trading business.

(d) This represents the amortisation charge for the year/period of acquired brands and customers lists.

(e) Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes. In prior years, this balance was presented as part of amortisation of acquired brands and customer lists. Given the increase of the balance in 2023, this has been reclassified out of the line item and is now presented separately.

(f) Owner fees relate to management services to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.

(g) IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.

(h) Profit attributable to AT1 note holders includes the coupons on the AT1 which are accounted for as dividends and the tax benefit of the coupons.

Non-IFRS Financial Measures and Key Performance Indicators

Certain parts of this press release contain non-IFRS financial measures, including Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Operating Profit After Tax Attributable to Common Equity and Return on Adjusted Operating Profit After Tax Attributable to Common Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted Operating Profit as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortisation of acquired brands and customer lists, (vii) activities in relation to shareholders and (viii) initial public offering (“IPO”) preparation costs. Adjusted Operating Profit is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Operating Profit is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS measure is profit after tax. We believe Adjusted Operating Profit is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.

We define Adjusted Operating Profit Margin as Adjusted Operating Profit (as defined above) divided by revenue. We believe that Adjusted Operating Profit Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS measure is profit margin, which is profit after tax divided by revenue.

Appendix 1 – Supplementary Financial Information (continued)

We define Adjusted Operating Profit After Tax Attributable to Common Equity as adjusted operating profit adjusting for (i) the tax effect of the adjusting items to calculate adjusted operating profit, (ii) the tax effect from the coupons on the additional tier one capital and (iii) the profit attributable to the holders of the Additional Tier 1 capital. We define common equity as being the equity belonging to the holder of the Group’s share capital. The most directly comparable IFRS measure is profit after tax.

We define the Return on Adjusted Operating Profit After Tax Attributable to Common Equity as the Adjusted Operating Profit After Tax Attributable to Common Equity, divided by the average common equity for the period. Common equity is the total equity and deducting the Additional Tier 1 capital, the average being a two point average from the beginning and end of the period. The most directly comparable IFRS measure for Adjusted Operating Profit After Tax Attributable to Common Equity is profit after tax.

We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Operating Profit After Tax Attributable to Common Equity and Return on Adjusted Operating Profit After Tax Attributable to Common Equity are measures commonly used by investors to evaluate companies in the financial services industry. However, they are not presentations made in accordance with IFRS, and the use of the terms Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Operating Profit After Tax Attributable to Common Equity and Return on Adjusted Operating Profit After Tax Attributable to Common Equity may vary from others in our industry. Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Operating Profit After Tax Attributable to Common Equity and Return on Adjusted Operating Profit After Tax Attributable to Common Equity are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Operating Profit After Tax Attributable to Common Equity and Return on Adjusted Operating Profit After Tax Attributable to Common Equity are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Operating Profit After Tax Attributable to Common Equity and Return on Adjusted Operating Profit After Tax Attributable to Common Equity as reported by us to Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Operating Profit After Tax Attributable to Common Equity, and Return on Adjusted Operating Profit After Tax Attributable to Common Equity as reported by other companies.

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Operating Profit After Tax Attributable to Common Equity and Return on Adjusted Operating Profit After Tax Attributable to Common Equity have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are:

•	they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
•	they do not reflect impairment of goodwill;
•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
•	the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.

Accordingly, prospective investors should not place undue reliance on Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Operating Profit After Tax Attributable to Common Equity and Return on Adjusted Operating Profit After Tax Attributable to Common Equity.

We also use key performance indicators (“KPIs”) such as Average Balances, Trades Executed, and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.

Appendix 1 – Supplementary Financial Information (continued)

Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:

“Average balances” means the average amount of segregated and non-segregated client balances that generate interest income for us over a given period, calculated by taking the balances at the end of each quarter for the last five quarters.

“Trades executed” means the total number of trades executed on our platform in a given year.

“Contracts cleared” means the total number of contracts cleared in a given year.

Appendix 2 – Trading Volumes

	Marex Volumes			Market Volumes	Marex Volumes			Market Volumes
(million contracts)	12 months ended Dec 31, 2023 (Unaudited)	12 months ended Dec 31, 2022 (Unaudited)	Growth%[1]	2023 vs 2022[1]	3 months ended Mar 31, 2024 (Unaudited)	3 months ended Dec 31, 2023 (Unaudited)	Growth%[1]	Q1 24 vs Q4 23[1]

Clearing	855.5	247.8	245%	4%	263.5	228.1	16%	4%

Agency & Execution
Energy	44.7	30.9	45%	13%	14.9	13.6	10%	9%
Securities	239.5	57.7	315%	4%	75.5	64.7	17%	1%

Market Making
Agriculture	28.1	24.1	17%	16%	8.9	7.1	25%	8%
Metals	25.3	21.5	18%	18%	6.8	6.8	—%	10%
Energy	2.1	2.0	1%	13%	0.5	0.6	(10)%	9%

1.	% change is calculated on unrounded numbers.

Enquiries please contact:

Marex

Nicola Ratchford / Robert Coates

+44 (0) 7786548889 / +44 7880 486329 | nratchford@marex.com / RCoates@marex.com

FTI Consulting US / UK

+1 (919) 609-9423 / +44 (0) 7776 111 222 | marex@fticonsulting.com